EXHIBIT 10.27


July 15, 1996


Mr. James Helfrich
Mr. Scott Kepner
Mr. Robert Issacson
Village Properties
562 Mission Street, Suite 201
San Francisco, CA  94105

Dear Sirs:

Thank you for your cooperation over the past several months with our evaluation of candidate sites for Fair, Isaac's corporate facilities expansion. As you know, Sandy Greenblat of H&L Commercial and AMB have been working with Fair, Isaac management to determine Fair, Isaac's best course of action. At this time, we are prepared to recommend that Fair, Isaac & Company, Inc. ("Tenant") enter into a build-to suit lease ("Lease") with Village Properties ("Landlord") on the following terms:

1.       INITIAL PROCESS

         1.1 Feasibility Phase. This letter presents an outline of terms that both Landlord and Tenant find acceptable given the parties' current knowledge and understanding of the intended project. Commencing with the execution of this letter of intent and extending for a period of one hundred and twenty (120) days (the "Feasibility Phase") both Landlord and Tenant will endeavor to 1) refine their respective understanding of the feasibility of the project through undertaking design studies, environmental investigations, and discussions with technical consultants, public officials and others; and 2) draft a lease and other agreements incorporating the terms of this letter with additional detail as required. A separate letter agreement will describe Landlord's and Tenant's cost responsibility during the Feasibility Phase.

2.       PARTIES & PREMISES

         2.1 Parties. The parties to the Lease would be Fair, Isaac & Company, Inc., a Delaware corporation and an entity affiliated with Village Builders, L.P., a California limited partnership. Landlord warrants that Village Builders, L.P. holds a valid option to purchase the parcels identified below as the PG&E Property and the City of San Rafael has passed a resolution to grant an option to purchase City Property.

         2.2 Area and Location. The initial premises would consist of a building or buildings to be built according to plans and specifications to be mutually agreed upon by Tenant and Landlord, and comprising a total of approximately 200,000 gross building square feet of office space in the initial phase with structure and on-grade parking as mutually agreed upon by the Parties. The project will be located in San Rafael, California on the PG&E Property. The development process for the project is described in Paragraph 5, below.

         2.2.1 PG&E Property. The PG&E Property consists of all that presently unimproved real property commonly known as 750 & 751 Lindaro Streets, San Rafael, CA, further referred to as Assessor's Parcel Numbers 13-021-10 & 13-012-12 comprising approximately 13.97 gross acres (less dedications), and described more fully in Exhibit A.

         1.2.2 City Property. The City Property consists of all that presently improved site presently owned by the City of San Rafael Redevelopment Agency located between the general boundaries of Second Street on the north, Lindaro Street on the west, San Rafael Creek on the east and the confluence of Lincoln Avenue and San Rafael Creek on the south, presently occupied by the Shell Service Station at the north end of site and the City of San Rafael Corporation Yard on the balance of site. This parcel is further referred to as Assessor's Parcel Number 13-021-19, comprising approximately 2.38 acres (less dedications) and described more fully in Exhibit A.

3.       TERM

         3.1 Term and Commencement.  The term of the Lease would commence thirty
(30) days following substantial completion of the tenant improvements and issuance by the City of San Rafael of a Certificate of Occupancy and extend for a term of twenty (20) years. The Lease will address issues of phased move-in and Landlord and Tenant delay in construction. The parties anticipate the commencement date to occur not before July 1, 1999 and not later than July 1, 2000.

         3.2 Extension Options. Tenant would have four (4) options to extend the Lease for a term of five (5) years each, subject to not less than twelve (12) months prior written notice. The annual base rent for each option would be no more than ninety-five percent (95%) of the Fair Market Rental Value ("FMRV") for the premises at the start of the additional term, but in no event less than the initial base rent.

         FMRV would be defined in the Lease as the net effective rent per rentable square foot being charged for comparable space in comparable buildings leased on comparable terms including as relevant factors the presence or absence of tenant improvement contributions and rent concessions. The discount of the FMRV to ninety five percent (95%) would adjust for the fact that no lost rent would be incurred by the Landlord and no leasing commissions would be incurred. If the parties are unable to agree on the FMRV of the space, the rent determination would be submitted to arbitration through a procedure described in the Lease.

         In the alternative, Tenant would have two options to extend the Lease for terms of ten (10) years each at ninety-two and one half percent (92.5%) of FMRV.

         3.3 Holdover. Upon twelve (12) months prior written notice, Tenant would have the option to holdover following expiration of the initial or extension term of the Lease for a fixed period designated in the notice, but not exceeding six (6) months, at a rent equal to one hundred and ten percent (110%) of the escalated base rent applying to the final month of the term. The Lease would address holdover rights absent such prior notice.

4.       RENT

         4.1 Initial Base Rent. The initial annual base rent for the initial premises would be established by multiplying the Project Cost times the Development Constant.

         4.1.1  Project  Cost.   Exhibit  C  presents  a  preliminary   proforma
reflecting estimated Project Costs. Project Costs would include all development costs of the Project as outlined in this Section 4.

         4.1.1.1 Developer Fixed Price Items ("DPFI"). These items would be paid for and contributed by the Developer at a stipulated price. The Developer would bear all cost risk on these items:

         4.1.1.1.1. All land costs for the PG&E Property and all process costs of entitlement.

                           (1) All Developer overhead

                           (2) EIR

                           (3) Consultants

                           (4) City staff time

                           (5) City consultants

                           (6) Campaigns and referenda

                           (7) Creek Park restoration

                           (8) All  legal  fees and the  cost of any  litigation
related to entitlements

                           (9) Public Relations

                           (10)  Carrying  and  operating   costs   incurred  by
Landlord during the period between Landlord's purchase of the PG&E Property and commencement of construction, including interest, property taxes, insurance, maintenance and any other costs of ownership, subject to the provisions of Paragraph 5.6.

         4.1.1.1.2.  All Environmental Issues.

                           (1)  Remediation  including  any  existing and future
obligations and any premiums or costs imposed on the construction of the Project solely by virtue of contamination of the soil or groundwater. During the Feasibility Phase, the parties will establish a practical method for determining the amount of this premium, if any.

                           (2) Reports

                           (3) Indemnities

                               Land Entitlement Stipulated Price: $10,000.00

         4.1.1.1.3. One Half of all mitigations and exactions imposed by City and other parties as a condition of project approval.

                           (1)  Including  Impact Fees and  Fair-Share  Fees

                           (2)  Including  all required  road  widenings,  parks
(except Creek Park),  signals

                           (3) Including all settlements with the City and other
parties as a condition required to obtain or expedite project approval.

                           (4) Does not include: (a) curb, gutter,  sidewalk and
normal offsites or costs that any development project would incur; (b) utilities impact fees or capacity or hook-up fees: (c) PG&E, water or sewer district or school, park or building plan check, permit or similar regularly scheduled fees;
(d) any architectural or engineering costs, including entitlement submittals and presentations.

                               50% of Mitigation - Stipulated Price:
                               $1,000,000.00

         Landlord and Tenant agree that the value of the property described above, for the purposes of calculating Phase One Project Costs, are the stipulated prices shown above. A portion of the DFPI would be allocated to Phase One development with the exact amount depending on site development and parking strategies. That portion of the DFPI not included in the Project Cost would be a Forward Cost Item.

         4.1.1.2 Construction Hard Costs. The following costs of constructing the project would be included in the Project Costs.

         4.1.1.2.1 Off-site Utilities. The cost of installation of utilities, including extensions to offsite services, and utility impact fees will be included in Phase One Project Costs except to the extent allocable to future phases.

         4.1.1.2.2 Site Work and Landscaping. The cost of site work, off-site work not related to mitigations, and landscaping will be included in Phase One Project Costs except to the extent allocable to future phases.

         4.1.1.2.3 Base Buildings Shell and Core. The cost of constructing approximately 200,000 GSF of office building space will be included in Phase One Project Cost. The definition of Base Building in relation to Tenant Improvement scope of work is outlined in Exhibit D.

         4.1.1.2.4 Parking Structure(s). The cost of constructing parking structures as required by the design of the Project would be included as a Project Cost.

         4.1.1.2.5 Tenant Improvements. An allowance of twenty-eight dollars ($28.00) per gross square foot of building area would be included in Project Costs.

         4.1.1.3 Soft Costs. The following soft costs would be included in the Project Costs:

         4.1.1.3.1   Architectural  and  Engineering  Fees.   Architectural  and
Engineering Fees related to the planning, design, and construction of the Project would be included in the Project Cost.

         4.1.1.3.2 Development Management Fees. A Development Management Fee would be included in the Project Cost. The amount of the Development Management Fee would be established based on comparable fees for similar projects, with the scope of work excluding the entitlements phase of the project. This fee would not exceed 2% of Project Cost.

         4.1.1.3.3 Building Permit, Plan Check and Inspection Fees. These fees would be included at rates actually incurred.

         4.1.1.3.4 Governmental Fees. Governmental fees, including school, park, utility district, and other fees normally imposed on all new office projects in San Rafael, CA. These fees would be included at rates actually incurred.

         4.1.1.3.5 Construction Financing. The actual cost of obtaining a construction loan and the actual interest paid on that loan, through lease commencement, would be included in Phase One Project Cost. Interest and land option payments related to carrying the land through commencement of construction, subject to Paragraph 5.6, and associated entitlements-related costs would be excluded. Landlord would finance actual costs of land and entitlements, as opposed to the Land Entitlement Stipulated Price. The Lease will contain a provision entitling Tenant to provide substitute financing.

         4.1.1.3.6 Property Tax and Insurance. The cost of property taxes and insurance, allocated to Phase One, commencing upon construction and terminating upon Lease Commencement, would be a Project Cost.

         4.1.1.3.7 Permanent Financing Fees. The cost of obtaining a permanent loan, not to exceed two percent (2%) of the loan amount, would be included in Project Cost.

         4.1.1.3.8 Mitigations. The portion of the mitigation and exaction costs not paid as part of the DFPI will be included in Project Costs.

         4.1.2 Development Constant. The Development Constant will be 110% of the Mortgage Constant. The Mortgage Constant will be based upon an institutional loan quote for funding upon completion of the Phase One buildings upon the following terms:

         Fixed rate; non-recourse; 75% loan to value or 75% loan to cost, to be determined in the Lease, for 25 year amortization for a 25-year term.

         The use of the above loan-to-cost criteria is for the purpose of establishing a rental rate and is no intended to limit Landlord's ability to borrow in excess of the 75% loan level, if it so desires. Tenant will have the right to obtain a forward commitment on permanent financing with the cost of such financing to be included in Project Costs.

         4.1.3 Example. Assume the Project Cost equals $38.0 Million. Further assume that on the Rent Determination Date, the interest rate for the benchmark loan having the parameters described in Paragraph 4.1.2 above, is 8.55% per annum. Given a twenty-five (25) year amortization, the Mortgage Constant would equal 9.63%. This constant would then be multiplied by 1.10 to produce the Development Constant of 10.60%. The Development Constant would, in turn, be multiplied by the Project Cost to produce the net rent of $4,025,340 per year.

         4.1.4 Rent Determination Dates. The Initial Rent Determination Date will be a date determined by Tenant within thirty (30) days following acceptance by Landlord and Tenant of a Guaranteed Maximum Price construction contract. In the case in which Landlord and Tenant elect to purchase a forward loan commitment in advance of commencement of construction, the Initial Rent Determination Date will also be the date on which the commitment to an interest rate is made. In the case the parties wish to defer the mortgage loan commitment but the construction lender requires a stated rental rate, the rent will be determined by the same methodology described above except the interest rate will be based on quoted rates and no loan commitment will be made. On the date such mortgage loan commitment is made, the rent will be adjusted accordingly. The Rent will be adjusted within ninety (90) days following substantial completion of the Project to include any legitimate change order costs in excess of the Guaranteed Maximum Price, plus actual soft cost incurred, multiplied by the Development Constant.

         4.2 Adjustments. The Initial Base Rent would be subject to a ten percent (10%) increase on the fifth, tenth, and fifteenth anniversaries of the Lease.

         4.3 Carrying Costs Related to Future Development. It is anticipated that the Landlord will incur certain costs and expenses related to preparing the site to accept future phases of the project ("Forward Cost Items"). Examples of such Forward Cost Items include, but are not limited to, land, architectural and engineering fees, site development costs, and utilities installation costs. The Lease will describe a procedure to enable Tenant and Landlord to mutually agree on a schedule of Forward Cost Items.

         Tenant will pay Landlord, as option payments for the Future Phase land, upon commencement of the Lease term, the cost of carrying these Forward Cost Items at an annual rate equal to the total actual cost of the Forward Cost Items multiplied times the Development Constant. Tenant would be responsible for paying any operating expenses and taxes associated with the Forward Cost Items. The Lease will address the prospect that future phase development might be delayed or abandoned, in which case an equitable termination payment would be made to Landlord.

         4.4 Operating Expenses and Taxes. The Lease will be "triple net," with the Tenant responsible for payment of all direct building and site operating expenses, including maintenance, property management, insurance, janitorial and security services, taxes and utilities and amortization or reserves related to replacement of capital items. Landlord will be responsible for any costs related to continued monitoring and remediation of any environmental contamination identified as of the Lease Date, and one half of any continuing obligations imposed on the project as a special condition of approval (i.e., excluding municipal taxes, fees, and imposition required of all developments as a result of laws existing as of the Lease date). Tenant will have the right to select and contract directly with service providers (e.g. janitorial, landscape maintenance, etc.) subject to reasonable Landlord approval.

         4.5  Property  Tax  Reassessment.   The  Lease  will  address  Tenant's
requirement for some protection from increases in property tax caused by Landlord's transfer of the project.

5.       DEVELOPMENT OF PROJECT

         5.1 Entitlement Process. Landlord will undertake to achieve land use entitlements for the development of four hundred fifty thousand (450,000) gross square feet of commercial office space but in no case less than four hundred thousand (400,000) gross square feet, with parking for not less than 1,600 cars on the Property. Tenant would consider a reduced amount of parking if supported by an analysis of usage patterns and acceptable to the City of San Rafael. All significant decisions affecting the design and phasing of the Project will be subject to Tenant's review and approval. Landlord will consult with Tenant regarding its conduct of the approval process. Tenant will expeditiously cooperate with Landlord in the effort to achieve the entitlements. Tenant will have the right to approve all significant documents related to the development, including all of the following: the application for planning review, the PD application, application for a vesting tentative map, and the development agreement. All costs related to the entitlement process, including fees and project expenses, and consulting expenses incurred by Landlord in furtherance of the entitlement effort, will be borne by Landlord. Tenant will pay the cost of its own consultants retained to advise it during this process. Architectural and engineering fees will be paid by Landlord subject to the overall limit described in Paragraph 4.1.1.3.1.

         5.2 Construction of Base Buildings and Parking Structures. Landlord will undertake the development of office buildings and parking structures on the site, including site work and landscaping as described in plans and specifications to be approved by Tenant. The cost of this construction, including governmental fees, permits, construction interest, taxes, and the cost of architectural, engineering, and other consulting services will be borne by Landlord. Exhibit D describes the scope of base building construction in relation to the scope of tenant improvement construction. Landlord and Tenant will cooperate during the design process to develop a base building design with flexibility to enable eventual conversion for multi-tenant occupancy. The project will be developed on an "open book" basis with respect to all cost information.

         5.3 Construction of Tenant Improvements Landlord would construct all improvements to the premises in accordance with plans and specifications provided by Tenant, according to a schedule and procedure mutually agreed upon in the Lease. The selection of a general contractor and subcontractors for the tenant improvement work would be subject to Tenant's approval. In the case in which Landlord provides construction management services for the tenant improvement work, the cost of such services will be charged at prevailing market rates for similar third party services. Landlord may not impose any charge for review or approval of plans and specifications, either for the initial tenant improvement work or for subsequent improvements and alterations within the project. In the alternative, Tenant would have the right to undertake its own tenant improvement construction, subject to notice, delivery and commencement provisions to be described in the Lease.

         5.4 Tenant Improvement Allowance. Landlord would provide Tenant a tenant improvement allowance equal to twenty-eight dollars ($28.00) per gross square foot of space leased.

         5.5 Limitation on Project Costs and Developer Equity Requirements. The Lease will address the legitimate needs of the Landlord with respect to project financing. The method of determining rent based on the Development Constant and Project Cost assumes a loan ratio of 75% or greater.

         5.6 Timing of Construction. The parties intend to proceed with the project according to the Preliminary Project Schedule attached as Exhibit B. The Lease will contain a provision that will enable Tenant to defer commencement of construction for the maximum period allowable by the terms of the Development Agreement to be executed between Landlord and the City of San Rafael.

         All  actual   costs  of   deferral   beyond  the  target   construction
commencement date will be borne by Tenant as a current expense. The target construction commencement date will be mutually agreed by the parties, but not before the later of June 1, 1998 or that date six (6) months following receipt of an executed development agreement, unless Tenant consents to an earlier date or the parties agree to a method to allocate risk associated with proceeding with architectural work in advance of receipt of final entitlements. The Lease will define the target date and itemize cost categories related to deferral. A similar provision will apply to construction of the second phase of the project with the objective of affording Tenant maximum flexibility with respect to timing the second phase.

6.       OPTIONS TO PURCHASE

         6.1 First Option to Purchase - Execution of Development Agreement. Landlord grants Tenant the right to purchase the PG&E Property and to purchase the option to purchase the City Property, complete with all plans and specifications, and subject to agreements with the City of San Rafael and other jurisdictions, for a price of Ten Million Dollars ($10,000,000). This option would become effective upon Execution of the Development Agreement and extend for sixty (60) days. An adjustment would be made to the purchase price to reflect the cost of any obligations for which Landlord would have been responsible subject to Paragraphs 4.1.1.1.1 and 4.1.1.1.2 had the option not been exercised. In addition, Tenant would reimburse Landlord any Project Costs incurred by Landlord prior to closing. No reimbursement would be made for any portion of the Development Management Fee.

         6.2 Second Option to Purchase - Completion of Phase One Development. Landlord grants Tenant the right to purchase the PG&E Property and to purchase the option to purchase the City Property, including the office buildings, parking structures, and other improvements constructed pursuant to this Lease, at a price equal to one hundred and ten percent (110%) of the Project Cost plus an agreed upon price for Forward Cost Items. Notice of intent to exercise this option would be made no later than sixty (60) days following the execution of the development agreement. Landlord would remain responsible for all costs described in Paragraphs 4.1.1.1.1, 4.1.1.1.2 and 4.1.1.1.3. except to the extent the parties agree to transfer specified obligations from Landlord to Tenant in exchange for an adjustment in the purchase price. The Lease will provide for an interest bearing deposit or Letter of Credit adequate to secure the purchase, and will address accommodations to Landlord's preference for a closing deferral of one year. Closing would occur on a date corresponding to the intended Commencement Date of the Lease.

         6.3 Third Option to Purchase - Completion of Phase One Development. Landlord grants Tenant the right to purchase the PG&E Property, and to purchase the option to purchase the City Property, including all office buildings, parking structures, and other improvements constructed pursuant to this Lease, at a price equal to one hundred and thirteen percent (113%) of the Project Cost plus an agreed upon price for Forward Cost Items. Notice of intent to exercise this option must be made no later than one hundred and eighty (180) days following the Commencement of the Lease. Closing would be scheduled for a mutually agreed upon date not earlier than the first anniversary of the Lease Commencement. The Lease will provide for an interest bearing deposit or Letter of Credit adequate to secure the purchase.

         6.4 Financing Limitation The option prices indicated in Paragraphs 6.2 and 6.3 above are predicated on the Landlord's ability to attract sufficient equity capital to the project to enable construction. The Lease will address those circumstances in which the purchase price would be adjusted to enable financing by third-party equity sources. In addition, the Lease will describe a procedure whereby Tenant would have the right to contribute cash equity to the project prior to construction in exchange for a reduction in the purchase price corresponding to the value of the avoided financing costs.

         6.4 Right of First Refusal to Purchase. Throughout the term of the Lease, Tenant will have the right of first refusal to purchase the Project, subject to a thirty (30) day response period. The details of this right would be addressed in the Lease.

7.       DEVELOPMENT OF FUTURE PHASE(S)

         Future phase or phases are expected to total from 200,000 to 250,000 gross square feet plus parking (the "Expansion Premises"). The Lease will grant Tenant the option to lease these Expansion Premises on the same terms and conditions as the Lease on the initial Premises, excephere circumstances dictate an appropriate notification. The Lease will describe a procedure governing notification, design, and construction of the Expansion Premises. The rent will be established according to the formula presented in Paragraph 3.1. At Tenant's option, the term of the Lease with respect to the Expansion Premises will be coterminous with that of the initial Premises, but in no case less than fifteen
(15) years. The Lease will contain assurances satisfactory to Tenant regarding Landlord's obligation to develop Phase Two, if so requested.

8.       TERMINATION OF LEASE

         8.1 Tenant's Option to Terminate Lease Prior to Land Purchase by Landlord. The Lease will address issues related to termination of the Lease by Tenant. In general, prior to Landlord's exercise of its option to purchase the PG&E Property, Tenant will have the right to terminate the Lease upon payment to Landlord of liquidated damages in an amount to be stipulated in the Lease based on Landlord's projected overhead costs, out-of-pocket costs, and opportunity costs.

         8.2 Tenant's Option to Terminate Lease Following Land Purchase by Landlord. Following Landlord's purchase of the PG&E Property, but prior to commencement of construction, Tenant will have an option to terminate the lease upon payment to Landlord of Liquidated Damages in an amount to be stipulated in the Lease based on Landlord's projected overhead costs, out-of-pocket costs, and opportunity costs.

         8.3 Termination Due to Landlord Non-Performance. The Lease will provide
Tenant  adequate  security  with  respect  to  Landlord's   performance  of  its
obligations under the Lease.

         8.4 Landlord's Termination Rights. Landlord may terminate the Lease if the City of San Rafael fails to grant the necessary entitlements or to execute a development agreement consistent with the terms of the Lease and Project plans.

9.       Environmental Indemnities.

         Tenant will require indemnities from Landlord and PG&E with respect to the PG&E Property, and from Landlord and the City of San Rafael with respect to the City Property, assuring Tenant that it will bear no risk of environmental liability related to the existing condition of the soil and groundwater, either as Tenant or as owner.

         During the Feasibility Phase, Tenant will require cooperation from Landlord regarding access to existing documents related to the Properties. In addition, Tenant will require Landlord to obtain an agreement from PG&E and the City of San Rafael to undertake additional Phase II environmental investigations, subject to Tenant cost reimbursement.

10.      OTHER PROVISIONS

         10.1 Assignment and Subleasing. Tenant would have the right to assign the Lease or sublease space in the premises with the consent of the Landlord, which consent would not be unreasonably withheld.

         Tenant would have the right to assign the Lease in its entirety or sublease all or a portion of the premises without the consent of the Landlord to any entity resulting from merger or consolidation with Tenant, or any subsidiary or affiliate of Tenant. This waiver of Landlord's consent would be contingent upon the financial worth and organizational structure of the resulting entity being greater than or equal to that of the Tenant as of the date of such assignment.

         Subsequent to a sublease notification or sublease, the Landlord would have no right to terminate the Lease, "recapture" the premises by the right of first refusal, or otherwise. The Landlord would have no right to additional rent from subleases entered into by Tenant.

         10.2 Restoration of Premises. Landlord would agree to waive any requirement that Tenant restore the premises or remove any improvements including stairs, floor penetrations, cabling, supplemental HVAC units, or any other construction upon expiration of the Lease.

         10.3 Building Identity. Within the terms and conditions of existing local ordinances, the subject property will be identified as exclusively the site of Fair, Isaac & Co. with signage and/or other identity designed in such a way as to compliment the project. Such identity will be subject to the approval of Landlord with such approval not to be unreasonably withhold.

         10.4 Tenant Security. The Lease will address Landlord's reasonable concerns with respect to Tenant's financial capability to undertake the Lease's obligations.

11.      CESSATION OF TENANT'S SEARCH AND LANDLORD'S MARKETING EFFORTS

         Upon mutual execution of this Letter of Intent, Tenant and Landlord agree to end their respective search and marketing efforts related to the subject property for a period of one hundred and twenty (120) days.

12.      Non-Binding Agreement

         With the exception of Paragraph 11 above, this letter is a general expression of interest and does not constitute a binding agreement. Neither Tenant nor Landlord will be bound until a definitive, mutually-satisfactory lease has been executed and both Tenant and Landlord warrant that they will not act in reliance on any terms of this agreement, except Paragraph 11, above.

We would appreciate receiving a response by July 14, 1996. If the above terms are acceptable to you, please indicate by signing in the space provided below. When counter-signed by Fair, Isaac, this letter will constitute a Letter of Intent with regard to the matters agreed upon.

Sincerely,

AMB CORPORATE REAL ESTATE ADVISORS, INC.
/s/ Richard Springwater
-------------------------
Richard Springwater

ACCEPTED AND AGREED
Village Properties                        Fair, Isaac & Company

By: /s/James A. Helfrich                  By: /s/Gerald de Kerchove
-------------------------                 ------------------------------
Its: Partner                              Its: Executive Vice President
Date: July 15, 1996                       Date: July 16, 1996

                                    Exhibit A




                                   Map of Site

                                    Exhibit B


                          Preliminary Project Schedule


Execute Letter of Intent - Commence Feasibility Phase          July 15, 1996

End of Feasibility Phase - Execute Lease                   November 10, 1996

Submit Application for Planning Review                       January 1, 1997

EIR Certification, Development Agreement Executed            January 1, 1998

PG&E Option Exercise Date                                        May 1, 1998

Complete Construction Documents                                 June 1, 1998

Accept Guaranteed Maximum Price                                 July 1, 1998

Rent Determination Date                                       August 1, 1998

Commence Construction                                      September 1, 1998

Occupancy                                                    January 1, 2000

                                    Exhibit C
                              Hypothetical Proforma

           Phase One Costs                   Total                    Cost/SF
-----------------------------------------------------------------------------
Land                                         5,800                     $29.00
Mitigation Guarantee                           580                      $2.90
EIR & Entitlements                        Landlord
Environmental Compliance                  Landlord
Subtotal Land                                6,380                     $31.90

Construction Costs
  Offsite Utilities and Improvements           650                      $3.25
  Sitework/Landscaping                       2,000                     $10.00
  Building Shell                            14,600                     $73.00
  Tenant Improvement Allowance               5,600                     $28.00
  Parking Structure                          3,500                     $17.50
                                         ------------------------------------
Subtotal Construction                       26,350                    $131.75

Soft Costs
  Architecture/Engineering                   1,307                      $6.53
  Development Management                       600                      $3.00
  Permits/Fees                                 500                      $2.50
  Construction Financing                     2,250                     $11.25
  Property Tax/Insurance                       350                      $1.75
  Permanent Financing                          400                      $2.00
  Mitigations - Tenant's Share                 500                      $2.50
                                         ------------------------------------
Subtotal Soft Costs                          5,907                     $29.53

-----------------------------------------------------------------------------
Total Phase One                             38,637                    $193.18

Forward Cost Items
  Land                                       4,200                     $21.00
  Offsite Utilities                            650                      $3.25

Total Forward Cost Items                     4,850                     $24.25
                                         ------------------------------------

                                    Exhibit D




                             BASE BUILDING CHECKLIST

Exhibit 10.27



                       First Amendment to Letter of Intent
                         Between Village Properties and
                          Fair, Isaac and Company, Inc.
                               Dated July 15, 1996


The following additions and modifications to the Letter of Intent are agreed upon by the parties:

1. The date for expiration of the Feasibility Phase is extended to November 21, 1996.

2. Landlord and Tenant agree that any disputes involving this Letter will be resolved through arbitration, performed subject to the rules of the American Arbitration Association.

3. Landlord warrants that James Helfrich is duly authorized to execute the Letter of Intent and this Amendment to the Letter of Intent on behalf of Village Properties and Village Builders, L.P.


ACCEPTED AND AGREED
Village Properties                         Fair, Isaac & Company

By:   /s/ SCOTT KEPNER                     By:   /s/ GERALD DE KERCHOVE
      --------------------------                 ----------------------------

Its:  Vice President                       Its:  Executive Vice President
      --------------------------                 ----------------------------

Date: July 17, 1996                        Date: July 18, 1996
      --------------------------                 ----------------------------